UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Annual General Meeting

 —

Rio de Janeiro, July 23, 2020 - Petróleo Brasileiro S.A. – Petrobras informs that the Annual General Meeting, started on 07/22, at 3:00 pm, and finished on 07/23, exclusively under the digital format, analyzed and approved, by majority vote, the following:

I.          Assessing the Management’s accounts, examining, discussing and voting on the Management’s Report and the Company’s Financial Statements,  with the report from the independent auditors and the Fiscal Council Report, for the fiscal year ended on December 31, 2019;

II.         Capital Budget for the fiscal year of 2020;

III.       Allocation of the Loss/Profit for the fiscal year of 2019;

IV.       Establishment of eleven (11) members for the Board of Directors;

V.        Election of eleven (11) members of the Board of Directors, if Item IV is approved, with one (1)  member    necessarily  elected  in  a  separate  vote already  held  by  the  Company’s employees, by direct vote from their peers, according to Paragraph 1 of Article 2 of Law 12353, of December 28, 2010, one (1) member elected by the minority holders of common shares, in a separate election process (if a larger number is not  is not entitled to them by the process of multiple voting) and one (1) elected by the holders of preferred shares, also in the separate election process;

BOARD OF DIRECTORS

Elected by cumulative vote process

Mr. Eduardo Bacellar Leal Ferreira (elected by controlling shareholder)

Mr. Roberto da Cunha Castello Branco (elected by controlling shareholder)

Mr. João Cox Neto (elected by controlling shareholder)

Mr. Omar Carneiro da Cunha Sobrinho (elected by controlling shareholder)

Mr. Paulo Cesar de Souza e Silva (elected by controlling shareholder)

Mr. Ruy Flaks Schneider (elected by controlling shareholder)

Mr. Nivio Ziviani (elected by controlling shareholder)

Mr. Leonardo Pietro Antonelli (elected by minorities shareholders)

Elected by the minority holders of common shares – separated election

Mr. Marcelo Mesquita de Siqueira Filho

Elected by the holders of preferred shares – separated election

Mr. Rodrigo de Mesquita Pereira

Elected by Petrobras’s employees

Ms. Rosangela Buzanelli Torres

VI.       Election of Mr. Eduardo Bacellar Leal Ferreira as Chairman of the Board of Directors;

VII.      Establishment of five (5) members for the Fiscal Council;

VIII.    Election of five (5)  members of the Fiscal Council and their substitutes as follows:

Elected by the Controlling Shareholder

Ms. Agnes Maria de Aragão da Costa (holder) and Mr. Jairez Elói de Sousa Paulista (substitute);

Mr. Sérgio Henrique Lopes de Sousa (holder) and Mr. Alan Sampaio Santos (substitute);

Mr. José Franco Medeiros de Morais (holder) and Ms. Gildenora Batista Dantas Milhomem (substitute).

Elected by Minority Shareholders Holders of Common Shares

Mr. Marcelo Gasparino da Silva (holder) and Mr. Paulo Roberto Evangelista de Lima (substitute).

Elected by the Shareholders Holding Preferred Shares

Mr. Daniel Alves Ferreira (holder) and Mr. Fabricio Santos Debortoli (substitute).

IX.       Establishment of the remuneration of the administrators, members of the Fiscal Council and members of the Advisory Committees to the Board of Directors under the terms of the Federal Government vote, following the guidance of the Secretariat for Coordination and Governance of State Companies - SEST, with a global remuneration limit for the period between April 2020 and March 2021: up to R$43. 343,436.91 to be paid to the management; up to R$1,235,599.05 to be paid to the Fiscal Council members; up to R$1,744,375.13 to be paid to the Statutory Audit Committee; up to R$2,791,000.21 to be paid to the Conglomerate's Statutory Audit Committee; and up to R$1,395,500.11 to be paid to the other Statutory Advisory Committees of the Board of Directors.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer